Exhibit 99.1

Fang Announces Results of 2020 Annual General Meeting

BEIJING, December 21, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (the “Company,” “Fang,” “we” or “our”), a leading real estate Internet portal in China, today announced that it held its 2020 annual general meeting of shareholders on December 21, 2020. At the meeting, the shareholders resolved by ordinary resolution to re-elect Mr. Changming Yan as an independent director of the board of directors of the Company (the “Board”), a member of the audit committee and the compensation committee of the Board, and a member and the chair of the nominating and corporate governance committee of the Board.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its webasites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations Director

Email: ir@fang.com